Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Registration in the Securities Registry No. 306

Santiago, October 11, 2021

Mr.

Joaquín Cortez Huerta

Chairman

Comisión para el Mercado Financiero

Av. Libertador Bernardo O´Higgins 1449

Santiago

Ref.:	Reports MATERIAL FACT

Dear Sir:

In accordance with the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. ("LATAM" or the "Company"), registration in the Securities Registry No. 306:

As previously reported, the Company and certain of its direct and indirect subsidiaries (collectively with LATAM, the "Debtors") are currently subject to a reorganization proceeding in the United States of America under Chapter 11 of Title 11 of the United States Code, before the United States Bankruptcy Court for the Southern District of New York (the "Chapter 11 Proceeding").

As part of the Chapter 11 Proceeding and potential restructuring transactions thereunder of the Debtors and/or certain of their indebtedness, the Company entered into confidentiality agreements (collectively, the "NDAs") with certain counterparties, pursuant to which the Company agreed to publicly disclose certain information, including material non-public information (the "Cleansing Materials"), upon the occurrence of certain events set forth in the NDAs. In satisfaction of its obligations under certain of such NDAs, the Company is furnishing the Cleansing Materials, as Exhibits 99.1 and 99.2 hereto.

Finally, it is reported that while discussions are ongoing, as of October 11, 2021, the Company had not yet reached an agreement with respect to the material terms of a potential restructuring transaction.

Sincerely yours,

Roberto Alvo M.

CEO

LATAM Airlines Group S.A.

Att:

Exhibit 99.1 – Ad Hoc Creditor Group Proposal.

Exhibit 99.2 – LATAM´s Preliminary Issues List.

In re LATAM Airlines Group S.A., et al.,
Preliminary Issues List (Ad Hoc Group of LATAM Creditors 8/22 Proposal)

THIS LIST INCLUDES ONLY CERTAIN MATERIAL COMMERCIAL ISSUES AND DOES NOT PURPORT TO SUMMARIZE ALL ISSUES – ADDITIONAL ISSUES RELATED TO THE PROPOSAL MAY ALSO EXIST.

LATAM Airlines Group S.A. requests that the Ad Hoc Group of LATAM Creditors, advised by Moelis and White and Case, submits an updated proposal addressing the below issues by August 31, 2021 at 5:00pm New York Time.

Capital Structure

- Current proposal contemplates too much leverage at exit and throughout the business plan period (3.9x LTM gross leverage as of 12/31/2024)

Liquidity

- Insufficient liquidity: LATAM would dip below targeted minimum liquidity (the greater of $1.5bn and 20% of revenues) throughout the projection period
- No liquidity source to pay post-petition interest if and as it may be required

Uncertainty around Economics

- The proposal leaves open most of the key financing and backstop terms, making it difficult to assess the true cost of this proposal

Stakeholder Participation

- Restricting participation in the direct equity instrument to only backstop parties may lead to objections by similarly situated claimholders that are not eligible to participate under this proposal

Chilean Law

- There exist a number of issues surrounding shareholders' rights under Chilean corporate law

Management Incentive Plan

- Language around MIP does not provide necessary and customary detail

Valuation/Recoveries

- Provide for more robust recoveries to unsecured creditors and shareholders

Blowout Materials

- The proposal purports to demand the cleansing of certain competitively sensitive materials

PRIVILEGED AND CONFIDENTIAL
SETTLEMENT DISCUSSIONS
SUBJECT TO FRE 408

MOELIS & COMPANY

August 31, 2021

VIA E-MAIL

PJT Partners
280 Park Avenue
New York, NY 10017
Attention: Brent Herlihy

Re: *In re LATAM Airlines Group S.A., et al.*, No. 20-11254 (JLG) (Bankr. S.D.N.Y.) (the "*Chapter 11 Cases*") – Ad Hoc Group-Sponsored Chapter 11 Plan

Dear Brent:

Further to our continuing discussions regarding exit financing for the debtors in the above referenced Chapter 11 Cases (the "***Debtors***" or the "***Company***"), the ad hoc group of LATAM Creditors (the "***Ad Hoc Group***") is pleased to present, for discussion purposes only, a revised term sheet (the "***Revised Ad Hoc Group Non-Binding Proposal***"), attached hereto as Exhibit A. We believe the Revised Ad Hoc Group Non-Binding Proposal shows the Ad Hoc Group's continued willingness to work constructively with the Company toward a successful emergence from chapter 11, and addresses many of the Company's concerns noted in its issue list delivered to the Ad Hoc Group on August 25, 2021 (the "***Issue List***"). A redline highlighting the amendments made to the Ad Hoc Group Non-Binding Proposal sent to you in my letter dated August 22, 2021 (the "***August 22 Letter***") is attached as Exhibit B.

As noted in my August 22 Letter, the Ad Hoc Group remains eager to engage with the Company to further develop the Ad Hoc Group's Non-Binding Proposal into a binding commitment; however, the restricted members of the Ad Hoc Group continue to require responses to certain diligence requests on a cleansing basis, including the items described in Exhibit C attached hereto, before its offer can become binding. As I've noted previously, we believe these information requests are critical to assess the Debtors' business plan, and are reasonable given the extensive financing requirements of the Company. The restricted members of the Ad Hoc Group would welcome a call with management to discuss the importance of these diligence requests further.

We appreciate the opportunity to continue our constructive dialogue regarding our proposal, and we look forward to hearing from you soon.

Best regards,

Francesco A. Del Vecchio
Managing Director

T (212) 883-4581 **E** francesco.delvecchio@moelis.com

cc: Tim Coleman
Richard Cooper
Lisa Schweitzer
Zul Jamal
Brian Pfeiffer
John Cunningham
Richard Kebrdle

<u>**Exhibit A**</u>

Revised Ad Hoc Group Non-Binding Proposal

***IN RE* LATAM *AIRLINES GROUP* S.A., *ET AL.*,**
NON-BINDING PLAN OF REORGANIZATION TERM SHEET[1]

THIS TERM SHEET IS SUBMITTED UNDER RULE 408 OF THE FEDERAL RULES OF EVIDENCE AND ALL SIMILAR RULES AND OTHER PROVISIONS APPLICABLE TO SETTLEMENT DISCUSSIONS. IN THAT REGARD, VARIOUS ASPECTS OF THIS TERM SHEET REFLECT AN EFFORT TO COMPROMISE DISPUTED POSITIONS OF THE PARTIES IN THE DEBTORS' CHAPTER 11 CASES IN AN EFFORT TO FIND A CONSENSUAL RESOLUTION, AND AS SUCH, SHOULD NOT BE CONSTRUED AS THE AD HOC GROUP (OR ANY OF THE MEMBERS THEREOF) TAKING A POSITION ON SUCH DISPUTED POSITIONS, INCLUDING, WITHOUT LIMITATION, THE TREATMENT OF EXISTING EQUITY HEREUNDER OR THE VALUE OF THE DEBTORS, ANY OF THE DEBTORS' ASSETS, OR OF ANY RECOVERIES PROVIDED TO STAKEHOLDERS HEREUNDER. THIS TERM SHEET IS NOT ADMISSIBLE IN ANY PROCEEDING.

THIS TERM SHEET IS NOT AN OFFER WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF ACCEPTANCES OR REJECTIONS OF A CHAPTER 11 PLAN WITHIN THE MEANING OF SECTION 1125 OF THE BANKRUPTCY CODE. IN THE EVENT ANY SUCH OFFER OR SOLICITATION IS MADE IT WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS AND/OR PROVISIONS OF THE BANKRUPTCY CODE.

THIS TERM SHEET IS NON-BINDING AND PROVIDED FOR DISCUSSION PURPOSES ONLY. IT DOES NOT PURPORT TO SUMMARIZE ALL OF THE TERMS, CONDITIONS, REPRESENTATIONS, WARRANTIES AND OTHER PROVISIONS WITH RESPECT TO THE TRANSACTIONS DESCRIBED HEREIN, WHICH TRANSACTIONS WILL BE SUBJECT TO, AMONG OTHER THINGS, THE COMPLETION OF DEFINITIVE DOCUMENTATION AND THE CLOSING OF ANY TRANSACTION SHALL BE SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN SUCH DEFINITIVE DOCUMENTATION. NO BINDING OBLIGATIONS WILL BE CREATED WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED BY THIS TERM SHEET UNLESS AND UNTIL BINDING AGREEMENTS ARE EXECUTED AND DELIVERED BY ALL APPLICABLE PARTIES.

THE TERMS INCLUDED IN THE AD HOC GROUP NON-BINDING PROPOSAL ARE (A) SUBJECT TO AND CONDITIONED UPON THE SATISFACTORY COMPLETION OF DUE DILIGENCE BY THE AD HOC GROUP, AND (B) SUBJECT TO CHANGE IN ALL RESPECTS, INCLUDING AS A RESULT OF ANY FURTHER REVISIONS BY THE COMPANY TO ITS ESTIMATES OF THE CLAIMS POOL, ITS EXPECTED CASH EXPENDITURES, AND ITS EXPECTED DEBT OBLIGATIONS GOING FORWARD.

NOTHING IN THIS TERM SHEET SHALL CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY, A STIPULATION OR A WAIVER, AND EACH STATEMENT CONTAINED HEREIN IS MADE WITHOUT PREJUDICE, WITH A FULL RESERVATION OF ALL RIGHTS, REMEDIES, CLAIMS AND DEFENSES OF THE AD HOC GROUP AND BACKSTOP PARTIES.

[1] Capitalized terms have the meaning ascribed to them herein.

Transaction Overview	This term sheet sets forth the principal terms of a financial restructuring of the existing debt, and certain other obligations, of LATAM Airlines Group S.A. ("LATAM Parent") and its affiliated debtors (together with LATAM Parent, "LATAM" or the "Debtors") in the Debtors' jointly administered Chapter 11 cases (the "Chapter 11 Cases") under title 11 of the United States Code (the "Bankruptcy Code") through a chapter 11 plan of reorganization (the "Plan"), which will be filed by the Debtors in connection with their chapter 11 cases in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") and recognized in [Brazil], Chile, and Colombia, as well as the parallel Cayman joint provisional liquidation proceedings. This term sheet (the "Ad Hoc Group Non-Binding Proposal") contemplates a Plan that relies on a direct equity investment, a rights offering, and new debt financing in order to (i) make distributions required under the Plan and the Bankruptcy Code to exit chapter 11, including repayment of the DIP loans, (ii) to provide recovery to unsecured creditors through the Unsecured Creditors' Rights Offering, Plan Recovery Reorganized Shares, Unsecured Debt, and/or cash (as applicable), and (iii) to appropriately capitalize the Debtors upon the effective date of the Plan (the "Effective Date").
Exit Capital Structure	Upon the occurrence of the Effective Date, LATAM is expected to have the following capital structure: • Finance and Operating Leases: $4,435mm • Refinanced or Extended RCF: $600mm • Refinanced or Extended Spare Engine Facility: $273mm • Refinanced or Extended Brazil Debt: $300mm • Other Refinanced or Extended Secured Debt: $141mm • Unsecured Debt and New Term Loan: $2,250mm • Cash: $1,750mm • Undrawn Revolver Capacity: $750mm
Exit Debt and Equity Issuance and Capital Raise	**Size** Shares for the aggregate amount of approximately $3,458mm (the "Reorganized Shares") will be issued by reorganized LATAM Parent ("Reorganized LATAM Parent") at a 5% discount to Plan Equity Value, where enterprise value is set at $12,500mm (the "Plan Enterprise Value"),[2] subject to further dilution by the management incentive program ("MIP") (the "Exit Equity Issuance").[3] In addition to the Exit Equity Issuance, the Company will issue $[●]mm of first lien term loans (the "New Term Loan") and $[●]mm of unsecured debt (the "Unsecured Debt"), where the sum of the

[2] When calculating the reorganized company's equity value upon emergence, the Ad Hoc Group has taken the market standard view that all cash on the balance sheet is subtracted from gross debt in order to calculate "net debt," and as such is included as distributable equity value inuring to the benefit of owners of Reorganized Shares. Using that assumption, the Ad Hoc Group Non-Binding Proposal contemplates a plan equity value at emergence equal to approximately $6,251mm ("Plan Equity Value").

[3] The aggregate amount of Reorganized Shares issued through the Exit Equity Issuance will be increased as needed to ensure that cash on the balance sheet remains as stated in the Exit Capital Structure.

	New Term Loan and Unsecured Debt shall be $2,250mm, and have access to a new $750mm first lien revolving credit facility (the "New RCF," and together with the New Term Loan and the Unsecured Debt, the "Exit Debt Issuance").[4] As described below, $2,458mm of the Exit Equity Issuance will be subject to a purchase commitment by the Shareholders and/or the Backstop Parties, and $1,000mm will be made available to unsecured creditors through a rights offering (the "Unsecured Creditors' Rights Offering"). Under the Plan, unsecured creditors will be entitled to receive Unsecured Debt or cash (as applicable) and/or Reorganized Shares in exchange for their allowed claims (the "Plan Recovery Reorganized Shares"). Further, Parent Unsecured Creditors will have the option to subscribe to their *pro rata* share of the Unsecured Creditors' Rights Offering. **Backstop** The Exit Equity Issuance will be backstopped by the Backstop Parties pursuant to the terms below: • Backstop Parties: Certain members of the Ad Hoc Group of LATAM Creditors represented by Moelis & Company LLC and White & Case LLP (the "Ad Hoc Group") • Backstop Amount: approximately $3,458mm in Reorganized Shares, implying [●]% of Reorganized LATAM Parent equity, subject to dilution from MIP • Backstop Duration: 9 months from the date of execution of the RSA • Backstop Fee: 17.5% of the Backstop Amount, to be paid in Reorganized Shares • Backstop Structure: As described below, the Backstop Parties will be required to (i) directly subscribe and acquire Reorganized Shares (i.e., the Backstop Parties Direct Investment Rights), and (ii) backstop the Shareholders Investment Rights and Unsecured Creditors' Rights Offering.
Exit Equity Issuance Allocation[5]	Allocations of the Exit Equity Issuance will be as follows: • Existing shareholders (the "Shareholders"): $500mm (the "Shareholders Investment Rights"); and • Backstop Parties: $1,958mm (the "Backstop Parties Direct Investment Rights") • Unsecured Creditors' Rights Offering: $1,000mm

[4] The Ad Hoc Group understands the Company's position that leverage should be reduced and liquidity increased. The Ad Hoc Group cannot move on either term at this time. Further disclosure regarding the Company's expected capital expenditures and cash expenses to the Ad Hoc Group's principals on a cleansing basis would be helpful on these points (please refer to Exhibit C of the cover letter accompanying this term sheet for additional detail). The Ad Hoc Group would welcome a further call with management to address these topics.

[5] The structure and process through which the rights will be allocated to be agreed by the Debtors and the Backstop Parties in the Definitive Documentation.

Unsecured Creditors' Rights Offering	The Debtors will commence a rights offering through which holders of Parent Unsecured Claims will receive rights to purchase their *pro rata* share of $1,000mm of Plan Recovery Reorganized Shares at a 5% discount to Plan Equity Value.[6]
New Term Loan[7]	• Amount: $[●]mm • Pricing and Fees: Market • Collateral: secured by a first lien on all assets that currently secure the DIP, and subject to an intercreditor agreement with the New RCF lenders
New RCF	• Amount: $750mm • Pricing and Fees: Market • Collateral: secured by a first lien on all assets that currently secure the DIP, and subject to an intercreditor agreement with the New Term Loan lenders
Unsecured Debt	• Amount: $[●]mm • Pricing: Subject to agreement by the Debtors and Backstop Parties • Other Terms: TBD • Collateral: [none, unsecured] • Issued to: Either (a) holders of the New York law governed bonds issued by LATAM Finance Ltd. or (b) third-party debt providers to be determined
Use of Proceeds	• Cash to the balance sheet, such that cash balance at closing is equal to $1,750mm • $1,436mm to repay the DIP Tranche A in cash[8] • $1,450mm to repay the DIP Tranche C in cash • $300mm to repay administrative claims incurred as part of the Debtors' chapter 11 cases in cash • $125mm to pay certain secured trade and litigation claims • $778mm to pay certain operating company and priority unsecured claims
Conditions Precedent to Restructuring Effective Date	The following conditions, among others, shall have occurred prior to the Plan's Effective Date: • Orders of the Bankruptcy Court approving the Debtors' entry in the RSA and the Backstop Agreement, each in form and substance acceptable to the Backstop Parties, have been entered and become final and such orders shall not have been reserved, stayed, amended, modified, dismissed, vacated or reconsidered; • The orders approving the Disclosure Statement and confirming the Plan shall have been entered, each in form and substance acceptable to the Backstop Parties, and such orders shall not have been reserved, stayed, amended, modified, dismissed, vacated, or reconsidered;

[6] Rights offering structure and process to be discussed.

[7] Tranche B DIP financing, with the same terms described in the July 21 Commitment Letter delivered by the Ad Hoc Group, will be funded upon execution of the Definitive Documentation by the Debtors and the Backstop Parties and approval by the Bankruptcy Court and such Tranche B DIP financing shall be subsequently refinanced by the New Term Loan upon the occurrence of the Effective Date.

[8] For the avoidance of any doubt, LATAM Parent will repay outstanding obligations under both the Tranche A DIP and Tranche C DIP as the borrower under those facilities.

	• The RSA, Backstop Agreement, and Plan shall not have been terminated and remain in full force and effect, and the parties thereto shall be in compliance therewith; • All actions, documents, certificates, and agreements necessary to implement the Plan shall have been effected or executed and delivered to the required parties and, to the extent required, filed with the applicable government units in accordance with applicable law; • All government and regulatory filings and approvals necessary implement the Plan shall have been completed or received, as applicable, including, without limitation, from the *Comisión para el Mercado Financiero*, and all waiting periods imposed by any governmental entity in connection with the transactions contemplated by the Definitive Documentation shall have terminated or expired; • The Plan shall have been granted recognition and given full force and effect or its equivalent status in [Brazil], Chile, Colombia, the Cayman Islands, and any other jurisdiction identified by the Debtors with the consent of the Backstop Parties[9], and such orders granting recognition shall have been in form and substance acceptable to the Backstop Parties; • the Definitive Documentation (as defined below) shall contain terms and conditions consistent in all material respects with this Term Sheet and shall otherwise be satisfactory in form and substance to the Backstop Parties; • the Debtors shall have complied, in all material respects, with the terms of the Plan that are to be performed by the Debtors on or prior to the Effective Date and the conditions to the occurrence of the Effective Date set forth in the Plan shall have been satisfied or, with the prior consent of the Backstop Parties, waived in accordance with the terms of the Plan; and • all Covered Expenses shall have been paid in full by the Debtors in accordance with the RSA and Backstop Agreement. Each of the foregoing conditions to effectiveness may be waived, in whole or in part, in writing by the Debtors and/or the Backstop Parties, as applicable.

Treatment of Creditors[10]	Plan treatment as follows:
	
	• Administrative Claims
	  ○ Estimated Amount: $300mm
	  ○ Treatment: Unimpaired / Repaid in cash
	• DIP Tranche A
	  ○ Estimated Amount: $1,436mm
	  ○ Treatment: Unimpaired / Repaid in cash (or such other treatment as agreed by the DIP Lenders and the Backstop Parties)
	• DIP Tranche C
	  ○ Estimated Amount: $1,450mm

[9] To discuss whether Brazilian recognition and enforcement is necessary.
[10] Claims figures based on information provided by the Debtors and is subject to ongoing review.

	○ Treatment: Unimpaired / Repaid in cash (or such other treatment as agreed by the DIP Lenders and the Backstop Parties) • Existing RCF ○ Estimated Amount: $600mm ○ Treatment: Refinanced or Renegotiated with maturity extension • Spare Engine Facility ○ Estimated Amount: $273mm ○ Treatment: Refinanced or Renegotiated with maturity extension • Brazil Debt ○ Estimated Amount: $300mm ○ Treatment: Refinanced or Renegotiated with maturity extension • Other Secured Claims ○ Estimated Amount: $266mm ○ Treatment: Unimpaired / Repaid in Cash or Assumed • Priority Unsecured Claims ○ Estimated Amount: $9mm ○ Treatment: Unimpaired / Repaid in Cash • Operating Company Unsecured Claims ○ Estimated Amount: $769mm ○ Treatment: Unimpaired / Repaid in Cash or Assumed • USD Unsecured Notes ○ Estimated Amount: $1,519mm ○ Treatment: Impaired / Receive the following: ▪ On account of such holders' claim against LATAM Finance Ltd., such holders' *pro rata* share of $900mm of either (a) Unsecured Debt or (b) cash raised from the New Debt Issuance[11] ▪ On account of such holders' guarantee claim against LATAM Parent, Plan Recovery Reorganized Shares subject to dilution from MIP, based on Plan Equity Value and allocation of value and the option to subscribe to their *pro rata* allocation of the Unsecured Creditors' Rights Offering • Parent Unsecured Claims ○ Estimated Amount: $[TBD]mm ○ Treatment: Impaired / Receive Plan Recovery Reorganized Shares, subject to dilution from MIP, based on Plan Equity Value and allocation of value and the option to subscribe to their *pro rata* allocation of the Unsecured Creditors' Rights Offering • Existing Equity at LATAM Parent ○ Treatment: Unimpaired / to remain in place (subject to dilution)

[11] The Definitive Documentation will stipulate intercompany claims held by LATAM Finance Limited and Peuco Finance Limited shall be deemed valid and Allowed in full.

	• Existing Equity at other Debtors
	  ○ Treatment: Unimpaired / to remain in place
	• Intercompany claims
	  ○ Estimated Amount: $5,303mm
	  ○ Treatment: to be unimpaired, settled or cancelled at the Debtors' election and subject to consents to be agreed

Definitive Documentation	The "Definitive Documentation" shall be satisfactory in form and substance to the Backstop Parties. The Definitive Documentation shall include a restructuring support agreement (the "RSA"), the Disclosure Statement and Plan (including all exhibits, schedules, and supplements contained therein), the order confirming the Plan, the Backstop Agreement (which will include the terms and conditions of the Unsecured Creditors' Rights Offering), the Backstop Agreement Approval Order, the RSA Approval Order, documentation of the Exit Debt Issuance and Exit Equity Issuance, and such other documentation necessary or appropriate to facilitate the implementation of the Plan, which in each case shall be satisfactory to the Backstop Parties.
RSA Events of Default / Termination Events	The RSA will include customary events of default and termination events, which shall include events materially adverse to or inconsistent with the terms of this term sheet and the Definitive Documentation. The RSA will require that the Debtors meet certain to be determined milestones related to the Plan process and Effective Date of the Plan.
Governance / Board Composition Post-Emergence	The composition of the Board of Directors on the Effective Date to be determined. After the Effective Date, shareholders of Reorganized LATAM Parent will have the right to nominate and elect board members in accordance with and subject to compliance with the Company's new organizational documents and applicable corporate law.
Management Incentive Plan (MIP)	The Ad Hoc Group recognizes that LATAM's management team was instrumental in building LATAM into the preeminent airline in Latin America. The Plan will contain a Board-approved MIP, not to exceed a to be determined percentage of Reorganized Shares, that reflects management's value to the enterprise. The Definitive Documentation will include such MIP, with details to be agreed with the Backstop Parties as set forth therein.
Releases and Exculpations	The Plan will include customary releases and exculpation provisions, including without limitation with respect to the Debtors, DIP lenders and agents (in their capacity as such), the Backstop Parties, the Shareholders, and the Ad Hoc Group, and each of their respective affiliates, officers, directors, advisors and professionals for matters in connection with their acts and omissions in connection with the Plan, the DIP Facility, the Exit Equity Issuance, and Exit Debt Issuance.
Taxes	To the extent possible, without compromising the structure and transactions discussed above, the Plan will be structured and consummated in a tax-efficient manner.
Equity Listing	Reorganized Shares will be listed on the [Chilean] stock exchange, with American Depository Receipts listed on the [New York] stock exchange.

Covered Expenses	The RSA and Backstop Agreement shall provide for the payment (or, to the extent already paid, the reimbursement) of all fees and expenses of the Backstop Parties and the Ad Hoc Group incurred during the Debtors' chapter 11 cases, including, without limitation, those incurred by White & Case LLP, Moelis & Company, and Bofill Mir & Álvarez Jana Abogados (the "Covered Expenses"). The Covered Expenses shall be treated as an administrative expense of each Debtor's estate and paid in full and in cash on the Plan Effective Date.
Break-Up Protections	In consideration of the substantial commitment of capital that will remain in place for a substantial amount of time given the expected timing of the Effective Date, the Debtors agree to give the Backstop Parties certain protections, including the "Break-Up Fee." The Break-Up Fee shall mean that, in the event that the Board determines to pursue an alternative proposal in lieu of the Ad Hoc Group Non-Binding Proposal, the Debtors shall be obligated to pay a fee in the amount of the sum of (1) 3% of the Backstop Amount and (2) the Covered Expenses incurred as of the date that the Board elects to pursue such alternative proposal, to the Backstop Parties that shall be allocated pro rata to their respective Backstop Obligations. The obligation to pay the Break-Up Fee shall be approved by the Bankruptcy Court in the RSA Order and constitute an administrative expense of the Debtors that must be paid in full and in cash on or before the effective date of any chapter 11 plan in relation to any such alternative.

<u>Exhibit B</u>

Redline to Ad Hoc Group Non-Binding Proposal

~~PRIVILEGED AND CONFIDENTIAL~~
~~ATTORNEY WORK PRODUCT~~

***IN RE* LATAM AIRLINES GROUP S.A., *ET AL.*,**
NON-BINDING PLAN OF REORGANIZATION TERM SHEET[1]

THIS TERM SHEET IS SUBMITTED UNDER RULE 408 OF THE FEDERAL RULES OF EVIDENCE AND ALL SIMILAR RULES AND OTHER PROVISIONS APPLICABLE TO SETTLEMENT DISCUSSIONS. IN THAT REGARD, VARIOUS ASPECTS OF THIS TERM SHEET REFLECT AN EFFORT TO COMPROMISE DISPUTED POSITIONS OF THE PARTIES IN THE DEBTORS' CHAPTER 11 CASES IN AN EFFORT TO FIND A CONSENSUAL RESOLUTION, AND AS SUCH, SHOULD NOT BE CONSTRUED AS THE AD HOC GROUP (OR ANY OF THE MEMBERS THEREOF) TAKING A POSITION ON SUCH DISPUTED POSITIONS, INCLUDING, WITHOUT LIMITATION, THE TREATMENT OF EXISTING EQUITY HEREUNDER OR THE VALUE OF THE DEBTORS, ANY OF THE DEBTORS' ASSETS, OR OF ANY RECOVERIES PROVIDED TO STAKEHOLDERS HEREUNDER. THIS TERM SHEET IS NOT ADMISSIBLE IN ANY PROCEEDING.

THIS TERM SHEET IS NOT AN OFFER WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF ACCEPTANCES OR REJECTIONS OF A CHAPTER 11 PLAN WITHIN THE MEANING OF SECTION 1125 OF THE BANKRUPTCY CODE. IN THE EVENT ANY SUCH OFFER OR SOLICITATION IS MADE IT WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS AND/OR PROVISIONS OF THE BANKRUPTCY CODE.

THIS TERM SHEET IS NON-BINDING AND PROVIDED FOR DISCUSSION PURPOSES ONLY. IT DOES NOT PURPORT TO SUMMARIZE ALL OF THE TERMS, CONDITIONS, REPRESENTATIONS, WARRANTIES AND OTHER PROVISIONS WITH RESPECT TO THE TRANSACTIONS DESCRIBED HEREIN, WHICH TRANSACTIONS WILL BE SUBJECT TO, AMONG OTHER THINGS, THE COMPLETION OF DEFINITIVE DOCUMENTATION AND THE CLOSING OF ANY TRANSACTION SHALL BE SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN SUCH DEFINITIVE DOCUMENTATION. NO BINDING OBLIGATIONS WILL BE CREATED WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED BY THIS TERM SHEET UNLESS AND UNTIL BINDING AGREEMENTS ARE EXECUTED AND DELIVERED BY ALL APPLICABLE PARTIES.

THE TERMS INCLUDED IN THE AD HOC GROUP NON-BINDING PROPOSAL ARE (A) SUBJECT TO AND CONDITIONED UPON THE SATISFACTORY COMPLETION OF DUE DILIGENCE BY THE AD HOC GROUP, AND (B) SUBJECT TO CHANGE IN ALL RESPECTS, INCLUDING AS A RESULT OF ANY FURTHER REVISIONS BY THE COMPANY TO ITS ESTIMATES OF THE CLAIMS POOL, ITS EXPECTED CASH EXPENDITURES, AND ITS EXPECTED DEBT OBLIGATIONS GOING FORWARD.

NOTHING IN THIS TERM SHEET SHALL CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY, A STIPULATION OR A WAIVER, AND EACH STATEMENT CONTAINED HEREIN IS MADE WITHOUT PREJUDICE, WITH A FULL RESERVATION OF ALL RIGHTS, REMEDIES, CLAIMS AND DEFENSES OF THE AD HOC GROUP AND BACKSTOP PARTIES.

[1] Capitalized terms have the meaning ascribed to them herein.

Transaction Overview	This term sheet sets forth the principal terms of a financial restructuring of the existing debt, and certain other obligations, of LATAM Airlines Group S.A. ("LATAM Parent") and its affiliated debtors (together with LATAM Parent, "LATAM" or the "Debtors") in the Debtors' jointly administered Chapter 11 cases (the "Chapter 11 Cases") under title 11 of the United States Code (the "Bankruptcy Code") through a chapter 11 plan of reorganization (the "Plan"), which will be filed by the Debtors in connection with their chapter 11 cases in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") and recognized in [Brazil], Chile, and Colombia, as well as the parallel Cayman joint provisional liquidation proceedings. This term sheet (the "Ad Hoc Group Non-Binding Proposal") contemplates a Plan that relies on a direct equity investment, a rights offering, and new debt financing in order to (i) make distributions required under the Plan and the Bankruptcy Code to exit chapter 11, including repayment of the DIP loans, (ii) to provide recovery to unsecured creditors ~~in~~through the Unsecured Creditors' Rights Offering, Plan Recovery Reorganized Shares, ~~Take-Back~~Unsecured Debt, and/or cash (as applicable), and (iii) to appropriately capitalize the Debtors upon the effective date of the Plan (the "Effective Date").
Exit Capital Structure	Upon the occurrence of the Effective Date, LATAM is expected to have the following capital structure: • Finance and Operating Leases: $4,435mm • Refinanced or Extended RCF: $600mm • Refinanced or Extended Spare Engine Facility: $273mm • Refinanced or Extended Brazil Debt: $300mm • Other Refinanced or Extended Secured Debt: $141mm • ~~Take-Back~~Unsecured Debt and New Term Loan: $2,250mm • Cash: $1,750mm • Undrawn Revolver Capacity: $750mm
Exit Debt and Equity Issuance and Capital Raise	**Size** Shares for the aggregate amount of approximately $~~3,350mm~~3,458mm (the "Reorganized Shares") will be issued by reorganized LATAM Parent ("Reorganized LATAM Parent") at a ~~[•]~~5% discount~~[2]~~ to ~~plan~~Plan Equity Value, where enterprise value ~~of~~is set at $12,500mm (the "Plan Enterprise Value"),[2] subject to further dilution by the management incentive program ("MIP")

~~[2] Discount to Plan Value to be discussed.~~

[2] When calculating the reorganized company's equity value upon emergence, the Ad Hoc Group has taken the market standard view that all cash on the balance sheet is subtracted from gross debt in order to calculate "net debt," and as such is included as distributable equity value inuring to the benefit of owners of Reorganized Shares. Using that assumption, the Ad Hoc Group Non-Binding Proposal contemplates a plan equity value at emergence equal to approximately $6,251mm ("Plan Equity Value").

	~~and subject to change based on the amount of Take-Back Debt issued~~ (the "Exit Equity Issuance").[3] In addition to the Exit Equity Issuance, the Company will issue $[●]mm of first lien term loans (the "New Term Loan") and $[●]mm of ~~take-back~~unsecured debt (the "~~Take-Back~~Unsecured Debt"), where the sum of the New Term Loan and ~~Take-Back~~Unsecured Debt shall be $2,250mm, and have access to a new $750mm first lien revolving credit facility (the "New RCF," and together with the New Term Loan and the ~~Take-Back~~Unsecured Debt, the "Exit Debt Issuance").[4] As described below, ~~approximately $3,350mm~~2,458mm of the Exit Equity Issuance will be subject to a purchase commitment by the Shareholders and/or the Backstop Parties, and $1,000mm will be made available to unsecured creditors through a rights offering (the "Unsecured Creditors' Rights Offering"). Under the Plan, unsecured creditors will be entitled to receive ~~Take-Back~~Unsecured Debt or cash (as applicable) and/or Reorganized Shares in exchange for their allowed claims (the "Plan Recovery Reorganized Shares"). Further, Parent Unsecured Creditors will have the option to subscribe to their *pro rata* share of the Unsecured Creditors' Rights Offering. **Backstop** The Exit Equity Issuance will be backstopped by the Backstop Parties pursuant to the terms below: • Backstop Parties: Certain members of the Ad Hoc Group of LATAM Creditors represented by Moelis & Company LLC and White & Case LLP (the "Ad Hoc Group") • Backstop Amount: approximately $~~3,350mm~~3,458mm in Reorganized Shares, implying [●]% of Reorganized LATAM Parent equity, subject to dilution from MIP • Backstop Duration: 9 months from the date of execution of the RSA • Backstop Fee: ~~[●]~~17.5% of the Backstop Amount, to be paid in Reorganized Shares~~4~~ • Backstop Structure: As described below, the Backstop Parties will be required to (i) directly subscribe and acquire Reorganized Shares (i.e., the Backstop Parties Direct Investment Rights), and (ii) backstop the Shareholders Investment Rights and Unsecured Creditors' Rights

[3] The aggregate amount of Reorganized Shares issued through the Exit Equity Issuance will be increased as needed to ensure that cash on the balance sheet remains as stated in the Exit Capital Structure.

[4] The Ad Hoc Group understands the Company's position that leverage should be reduced and liquidity increased. The Ad Hoc Group cannot move on either term at this time. Further disclosure regarding the Company's expected capital expenditures and cash expenses to the Ad Hoc Group's principals on a cleansing basis would be helpful on these points (please refer to Exhibit C of the cover letter accompanying this term sheet for additional detail). The Ad Hoc Group would welcome a further call with management to address these topics.

~~[4] Backstop fee to be discussed.~~

	Offering.
~~Direct Investment Rights~~Exit Equity Issuance Allocation[5]	Allocations of the Exit Equity Issuance will be as follows: • Existing shareholders (the "Shareholders"): $500mm (the "Shareholders Investment Rights"); and • Backstop Parties: ~~Approximately $2,850mm~~1,958mm (the "Backstop Parties Direct Investment Rights") • Unsecured Creditors' Rights Offering: $1,000mm
Unsecured Creditors' Rights Offering	The Debtors will commence a rights offering through which holders of Parent Unsecured Claims will receive rights to purchase their *pro rata* share of $1,000mm of Plan Recovery Reorganized Shares at a 5% discount to Plan Equity Value.[6]
New Term Loan[~~6~~7]	• Amount: $[●]mm • Pricing and Fees: Market • Collateral: secured by a first lien on all assets that currently secure the DIP, and subject to an intercreditor agreement with the New RCF lenders
New RCF	• Amount: $750mm • Pricing and Fees: Market • Collateral: secured by a first lien on all assets that currently secure the DIP, and subject to an intercreditor agreement with the New Term Loan lenders
~~Take-Back~~Unsecured Debt	• Amount: $[●]mm • Pricing: Subject to agreement by the Debtors and Backstop Parties • Other Terms: TBD • Collateral: [none, unsecured] • Issued to: Either (a) holders of the New York law governed bonds issued by LATAM Finance Ltd. or (b) third-party debt providers to ~~the extent that terms obtained by the Debtors in the market are superior to the terms of the Take-Back Debt~~be determined
Use of Proceeds	• Cash to the balance sheet, such that cash balance at closing is equal to $1,750mm • $1,436mm to repay the DIP Tranche A in cash[~~7~~8]

[5] The structure and process through which the rights will be allocated to be agreed by the Debtors and the Backstop Parties in the Definitive Documentation.
[6] Rights offering structure and process to be discussed.
[~~6~~7] Tranche B DIP financing, with the same terms described in the July 21 Commitment Letter delivered by the Ad Hoc Group, will be funded upon execution of the Definitive Documentation by the Debtors and the Backstop Parties and approval by the Bankruptcy Court and such Tranche B DIP financing shall be subsequently refinanced by the New Term Loan upon the occurrence of the Effective Date.
[~~7~~8] For the avoidance of any doubt, LATAM Parent will repay outstanding obligations under both the Tranche A DIP and Tranche C DIP as the borrower under those facilities.

	• $1,450mm to repay the DIP Tranche C in cash • $300mm to repay administrative claims incurred as part of the Debtors' chapter 11 cases in cash • $125mm to pay certain secured trade and litigation claims • $778mm to pay certain operating company and priority unsecured claims
Conditions Precedent to Restructuring Effective Date	The following conditions, among others, shall have occurred prior to the Plan's Effective Date: • Orders of the Bankruptcy Court approving the Debtors' entry in the RSA and the Backstop Agreement, each in form and substance acceptable to the Backstop Parties, have been entered and become final and such orders shall not have been reserved, stayed, amended, modified, dismissed, vacated or reconsidered; • The orders approving the Disclosure Statement and confirming the Plan shall have been entered, each in form and substance acceptable to the Backstop Parties, and such orders shall not have been reserved, stayed, amended, modified, dismissed, vacated, or reconsidered; • The RSA, Backstop Agreement, and Plan shall not have been terminated and remain in full force and effect, and the parties thereto shall be in compliance therewith; • All actions, documents, certificates, and agreements necessary to implement the Plan shall have been effected or executed and delivered to the required parties and, to the extent required, filed with the applicable government units in accordance with applicable law; • All government and regulatory filings and approvals necessary implement the Plan shall have been completed or received, as applicable, including, without limitation, from the *Comisión para el Mercado Financiero*, and all waiting periods imposed by any governmental entity in connection with the transactions contemplated by the Definitive Documentation shall have terminated or expired; • The Plan shall have been granted recognition and given full force and effect or its equivalent status in [Brazil], Chile, Colombia, the Cayman Islands, and any other jurisdiction identified by the Debtors with the consent of the Backstop Parties[89], and such orders granting recognition shall have been in form and substance acceptable to the Backstop Parties; • the Definitive Documentation (as defined below) shall contain terms and conditions consistent in all material respects with this Term Sheet and shall otherwise be satisfactory in form and substance to the Backstop Parties;

[89] To discuss whether Brazilian recognition and enforcement is necessary.

	• the Debtors shall have complied, in all material respects, with the terms of the Plan that are to be performed by the Debtors on or prior to the Effective Date and the conditions to the occurrence of the Effective Date set forth in the Plan shall have been satisfied or, with the prior consent of the Backstop Parties, waived in accordance with the terms of the Plan; and • all Covered Expenses shall have been paid in full by the Debtors in accordance with the RSA and Backstop Agreement. Each of the foregoing conditions to effectiveness may be waived, in whole or in part, in writing by the Debtors and/or the Backstop Parties, as applicable.

Treatment of Creditors[~~9~~10]	Plan treatment as follows:
	
	• Administrative Claims
	  ○ <u>Estimated Amount:</u> $300mm
	  ○ <u>Treatment:</u> Unimpaired / Repaid in cash
	• DIP Tranche A
	  ○ <u>Estimated Amount:</u> $1,436mm
	  ○ <u>Treatment:</u> Unimpaired / Repaid in cash (or such other treatment as agreed by the DIP Lenders and the Backstop Parties)
	• DIP Tranche C
	  ○ <u>Estimated Amount:</u> $1,450mm
	  ○ <u>Treatment:</u> Unimpaired / Repaid in cash (or such other treatment as agreed by the DIP Lenders and the Backstop Parties)
	• Existing RCF
	  ○ <u>Estimated Amount:</u> $600mm
	  ○ <u>Treatment:</u> Refinanced or Renegotiated with maturity extension
	• Spare Engine Facility
	  ○ <u>Estimated Amount:</u> $273mm
	  ○ <u>Treatment:</u> Refinanced or Renegotiated with maturity extension
	• Brazil Debt
	  ○ <u>Estimated Amount:</u> $300mm
	  ○ <u>Treatment:</u> Refinanced or Renegotiated with maturity extension
	• Other Secured Claims
	  ○ <u>Estimated Amount</u>: $266mm
	  ○ Treatment: Unimpaired / Repaid in Cash or Assumed
	• Priority Unsecured Claims
	  ○ <u>Estimated Amount</u>: $9mm
	  ○ Treatment: Unimpaired / Repaid in Cash

[~~9~~10] Claims figures based on information provided by the Debtors and is subject to ongoing review.

	• Operating Company Unsecured Claims o Estimated Amount: $769mm o Treatment: Unimpaired / Repaid in Cash or Assumed • USD Unsecured Notes o Estimated Amount: $1,519mm o Treatment: Impaired / Receive the following: ∢ On account of such holders' claim against LATAM Finance Ltd., ~~(1) either (a)~~ such holders' *pro rata* share of ~~Take-Back~~$900mm of either (a) Unsecured Debt or (b) ~~such holder's pro rata share of~~ cash raised from the ~~issuance of the Take-Back Debt, if a third party provider's terms are superior~~[10]New Debt Issuance[11] ∢ On account of such holders' guarantee claim against LATAM Parent, Plan Recovery Reorganized Shares subject to dilution from MIP, based on Plan Equity Value and allocation of value and the option to subscribe to their *pro rata* allocation of the Unsecured Creditors' Rights Offering • Parent Unsecured Claims o Estimated Amount: $[TBD]mm o Treatment: Impaired / Receive Plan Recovery Reorganized Shares, subject to dilution from MIP, based on Plan Equity Value and allocation of value and the option to subscribe to their *pro rata* allocation of the Unsecured Creditors' Rights Offering • Existing Equity at LATAM Parent o Treatment: Unimpaired / to remain in place (subject to dilution) • Existing Equity at other Debtors o Treatment: Unimpaired / to remain in place • Intercompany claims o Estimated Amount: $5,303mm o Treatment: to be unimpaired, settled or cancelled at the Debtors' election and subject to consents to be agreed
Definitive Documentation	The "Definitive Documentation" shall be satisfactory in form and substance to the Backstop Parties. The Definitive Documentation shall include a restructuring support agreement (the "RSA"), the Disclosure Statement and Plan (including all exhibits, schedules, and supplements contained therein), the order confirming the Plan, the Backstop Agreement (which will include

~~[10] The Definitive Documentation will stipulate intercompany claims held by LATAM Finance Limited and Peuco Finance Limited shall be deemed valid and Allowed in full.~~

[11] The Definitive Documentation will stipulate intercompany claims held by LATAM Finance Limited and Peuco Finance Limited shall be deemed valid and Allowed in full.

	the terms and conditions of the Unsecured Creditors' Rights Offering), the Backstop Agreement Approval Order, the RSA Approval Order, documentation of the Exit Debt Issuance and Exit Equity Issuance, and such other documentation necessary or appropriate to facilitate the implementation of the Plan, which in each case shall be satisfactory to the Backstop Parties.
RSA Events of Default / Termination Events	The RSA will include customary events of default and termination events, which shall include events materially adverse to or inconsistent with the terms of this term sheet and the Definitive Documentation. The RSA will require that the Debtors meet certain to be determined milestones related to the Plan process and Effective Date of the Plan.
Governance / Board Composition Post-Emergence	The composition of the Board of Directors on the Effective Date to be determined. After the Effective Date, shareholders of Reorganized LATAM Parent will have the right to nominate and elect board members in accordance with and subject to compliance with the Company's new organizational documents and applicable corporate law.
Management Incentive Plan (MIP)	The Ad Hoc Group recognizes that LATAM's management team was instrumental in building LATAM into the preeminent airline in Latin America. The Plan will contain a Board-approved~~, customary~~ MIP, not to exceed a to be determined percentage of Reorganized Shares, that reflects management's value to the enterprise. The Definitive Documentation will include such MIP, with details to be agreed with the Backstop Parties as set forth therein.
Releases and Exculpations	The Plan will include customary releases and exculpation provisions, including without limitation with respect to the Debtors, DIP lenders and agents (in their capacity as such), the Backstop Parties, the Shareholders, and the Ad Hoc Group, and each of their respective affiliates, officers, directors, advisors and professionals for matters in connection with their acts and omissions in connection with the Plan, the DIP Facility, the Exit Equity Issuance, and Exit Debt Issuance.
Taxes	To the extent possible, without compromising the structure and transactions discussed above, the Plan will be structured and consummated in a tax-efficient manner.
Equity Listing	Reorganized Shares will be listed on the [Chilean] stock exchange, with American Depository Receipts listed on the [New York] stock exchange.
Covered Expenses	The RSA and Backstop Agreement shall provide for the payment (or, to the extent already paid, the reimbursement) of all fees and expenses of the Backstop Parties and the Ad Hoc Group incurred during the Debtors' chapter 11 cases, including, without limitation, those incurred by White & Case LLP, Moelis & Company, and Bofill Mir & Álvarez Jana Abogados (the "Covered Expenses"). The Covered Expenses shall be treated as an administrative expense of each Debtor's estate and paid in full and in cash on the Plan Effective Date.

Break-Up Protections	In consideration of the substantial commitment of capital that will remain in place for a substantial amount of time given the expected timing of the Effective Date, the Debtors agree to give the Backstop Parties certain protections, including the "Break-Up Fee." The Break-Up Fee shall mean that, in the event that the Board determines to pursue an alternative proposal in lieu of the Ad Hoc Group Non-Binding Proposal, the Debtors shall be obligated to pay a fee in the amount of the sum of (1) 3% of the Backstop Amount and (2) the Covered Expenses incurred as of the date that the Board elects to pursue such alternative proposal, to the Backstop Parties that shall be allocated pro rata to their respective Backstop Obligations. The obligation to pay the Break-Up Fee shall be approved by the Bankruptcy Court in the RSA Order and constitute an administrative expense of the Debtors that must be paid in full and in cash on or before the effective date of any chapter 11 plan in relation to any such alternative.

Summary report: Litera® Change-Pro for Word 10.13.1.5 Document comparison done on 8/31/2021 5:14:40 PM	
Style name: 2_WC_StandardSet	
Intelligent Table Comparison: Active	
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Exhibit C

Requested Disclosures to be Cleansed

1. The forecasted balance sheet for each year-end in the business plan forecast period
2. Breakdown of financing cash outflows, as provided to advisors in the long-form business plan and corresponding model, including interest expense and debt amortizations for funded debt, operating lease liabilities and financial lease liabilities, PBH payments, as well as scheduled debt maturities
3. A general range of the average cost of debt for the negotiated financing leases
4. The Company's total estimated aircraft rental expense (including PBH) per annum during the forecast period
5. The buildup of estimated fleet claim quantum as provided to advisors
6. A detailed breakdown of 2H 2021 cash burn as described in the prior management presentation with the Principals and as provided to advisors
7. An overview of the impact to cash flows, CapEx and EBITDA from the amended schedule of aircraft deliveries, as provided to advisors
8. An overview of how the near-term plan changed, if at all, following Q2 2021 results
9. Further discussions with management and debtor advisors regarding the ability to keep certain OpCo unsecured claims on balance sheet post-emergence
10. Disclosure of the "Aircraft Rentals" expense line item, as provided to advisors in the long-form business plan and as discussed on calls with management